UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 3)

                           Formula Systems (1985) Ltd.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                        Ordinary Shares, NIS 1 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   346414-10-5
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                                 (CUSIP Number)

                                  Natan Fried
                               Iscal Holdings Ltd.
                   6 Shoam Street, Petach Tikva, 49517, Israel
                                  972-3-9229937
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           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                February 20, 2002
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 249.13d-1(g), check the following box. |_|

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. Seess.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 346414-10-5
--------------------------------------------------------------------------------
   1       Names of Reporting Persons.
           I.R.S. Identification Nos. of above persons (entities only)
                    Iscal Holdings Ltd.
--------------------------------------------------------------------------------
   2.      Check the Appropriate Box if a Member of a Group (See Instructions)

           (a) ________________________________________________________________

           (b) ________________________________________________________________
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   3.      SEC Use only _______________________________________________________
--------------------------------------------------------------------------------
   4.      Source of funds (See Instructions) BK, WC, OO
--------------------------------------------------------------------------------
   5. Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) _________________________________________________
--------------------------------------------------------------------------------
   6.      Citizenship or Place of Organization            Israel
--------------------------------------------------------------------------------
Number of         7.    Sole Voting Power                 999,784
Shares            -------------------------------------------------------------
Beneficially      8.    Shared Voting Power                     0
Owned by Each     -------------------------------------------------------------
Reporting         9.    Sole Dispositive Power            999,784
Person With:      -------------------------------------------------------------
                  10.   Shared Dispositive Power                0
--------------------------------------------------------------------------------
   11.     Aggregate Amount Beneficially Owned by Each Reporting Person  999,784
--------------------------------------------------------------------------------
   12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
--------------------------------------------------------------------------------
   13.     Percent of Class Represented by Amount in Row (11)              9.7 %
--------------------------------------------------------------------------------
   14.     Type of Reporting Person (See Instructions) CO

           ____________________________________________________________________

           ____________________________________________________________________

           ____________________________________________________________________

           ____________________________________________________________________

           ____________________________________________________________________

           ____________________________________________________________________

CUSIP NO. 346414-10-5
--------------------------------------------------------------------------------
   1       Names of Reporting Persons.
           I.R.S. Identification Nos. of above persons (entities only)
                    Fauchtwanger Investments 1984 Ltd.
--------------------------------------------------------------------------------
   2.      Check the Appropriate Box if a Member of a Group (See Instructions)

           (a) ________________________________________________________________

           (b) ________________________________________________________________
--------------------------------------------------------------------------------
   3.      SEC Use only _______________________________________________________
--------------------------------------------------------------------------------
   4.      Source of funds (See Instructions) BK, WC, OO
--------------------------------------------------------------------------------
   5. Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) _________________________________________________
--------------------------------------------------------------------------------
   6.      Citizenship or Place of Organization            Israel
--------------------------------------------------------------------------------
Number of         7.    Sole Voting Power                 999,784
Shares            -------------------------------------------------------------
Beneficially      8.    Shared Voting Power                     0
Owned by Each     -------------------------------------------------------------
Reporting         9.    Sole Dispositive Power            999,784
Person With:      -------------------------------------------------------------
                  10.   Shared Dispositive Power                0
--------------------------------------------------------------------------------
   11.     Aggregate Amount Beneficially Owned by Each Reporting Person  999,784
--------------------------------------------------------------------------------
   12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
--------------------------------------------------------------------------------
   13.     Percent of Class Represented by Amount in Row (11)              9.7 %
--------------------------------------------------------------------------------
   14.     Type of Reporting Person (See Instructions) HC

           ____________________________________________________________________

           ____________________________________________________________________

           ____________________________________________________________________

           ____________________________________________________________________

           ____________________________________________________________________

           ____________________________________________________________________

CUSIP NO. 346414-10-5
--------------------------------------------------------------------------------
   1       Names of Reporting Persons.
           I.R.S. Identification Nos. of above persons (entities only)
                    Hail Holdings  (1965) Ltd.
--------------------------------------------------------------------------------
   2.      Check the Appropriate Box if a Member of a Group (See Instructions)

           (a) ________________________________________________________________

           (b) ________________________________________________________________
--------------------------------------------------------------------------------
   3.      SEC Use only _______________________________________________________
--------------------------------------------------------------------------------
   4.      Source of funds (See Instructions) BK, WC, OO
--------------------------------------------------------------------------------
   5. Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) _________________________________________________
--------------------------------------------------------------------------------
   6.      Citizenship or Place of Organization            Israel
--------------------------------------------------------------------------------
Number of         7.    Sole Voting Power                 999,784
Shares            -------------------------------------------------------------
Beneficially      8.    Shared Voting Power                     0
Owned by Each     -------------------------------------------------------------
Reporting         9.    Sole Dispositive Power            999,784
Person With:      -------------------------------------------------------------
                  10.   Shared Dispositive Power                0
--------------------------------------------------------------------------------
   11.     Aggregate Amount Beneficially Owned by Each Reporting Person  999,784
--------------------------------------------------------------------------------
   12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
--------------------------------------------------------------------------------
   13.     Percent of Class Represented by Amount in Row (11)              9.7 %
--------------------------------------------------------------------------------
   14.     Type of Reporting Person (See Instructions) CO

           ____________________________________________________________________

           ____________________________________________________________________

           ____________________________________________________________________

           ____________________________________________________________________

           ____________________________________________________________________

           ____________________________________________________________________

CUSIP NO. 346414-10-5
--------------------------------------------------------------------------------
   1       Names of Reporting Persons.
           I.R.S. Identification Nos. of above persons (entities only)
                    Keren Peled Investments  Ltd.
--------------------------------------------------------------------------------
   2.      Check the Appropriate Box if a Member of a Group (See Instructions)

           (a) ________________________________________________________________

           (b) ________________________________________________________________
--------------------------------------------------------------------------------
   3.      SEC Use only _______________________________________________________
--------------------------------------------------------------------------------
   4.      Source of funds (See Instructions) BK, WC, OO
--------------------------------------------------------------------------------
   5. Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) _________________________________________________
--------------------------------------------------------------------------------
   6.      Citizenship or Place of Organization            Israel
--------------------------------------------------------------------------------
Number of         7.    Sole Voting Power                 999,784
Shares            -------------------------------------------------------------
Beneficially      8.    Shared Voting Power                     0
Owned by Each     -------------------------------------------------------------
Reporting         9.    Sole Dispositive Power            999,784
Person With:      -------------------------------------------------------------
                  10.   Shared Dispositive Power                0
--------------------------------------------------------------------------------
   11.     Aggregate Amount Beneficially Owned by Each Reporting Person  999,784
--------------------------------------------------------------------------------
   12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
--------------------------------------------------------------------------------
   13.     Percent of Class Represented by Amount in Row (11)              9.7 %
--------------------------------------------------------------------------------
   14.     Type of Reporting Person (See Instructions) CO

           ____________________________________________________________________

           ____________________________________________________________________

           ____________________________________________________________________

           ____________________________________________________________________

           ____________________________________________________________________

           ____________________________________________________________________

CUSIP NO. 346414-10-5
--------------------------------------------------------------------------------
   1       Names of Reporting Persons.
           I.R.S. Identification Nos. of above persons (entities only)
                    Jacob Hay
--------------------------------------------------------------------------------
   2.      Check the Appropriate Box if a Member of a Group (See Instructions)

           (a) ________________________________________________________________

           (b) ________________________________________________________________
--------------------------------------------------------------------------------
   3.      SEC Use only _______________________________________________________
--------------------------------------------------------------------------------
   4.      Source of funds (See Instructions) BK, WC, OO
--------------------------------------------------------------------------------
   5. Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) _________________________________________________
--------------------------------------------------------------------------------
   6.      Citizenship or Place of Organization            Israel
--------------------------------------------------------------------------------
Number of         7.    Sole Voting Power                 999,784
Shares            -------------------------------------------------------------
Beneficially      8.    Shared Voting Power                     0
Owned by Each     -------------------------------------------------------------
Reporting         9.    Sole Dispositive Power            999,784
Person With:      -------------------------------------------------------------
                  10.   Shared Dispositive Power                0
--------------------------------------------------------------------------------
   11.     Aggregate Amount Beneficially Owned by Each Reporting Person  999,784
--------------------------------------------------------------------------------
   12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
--------------------------------------------------------------------------------
   13.     Percent of Class Represented by Amount in Row (11)              9.7 %
--------------------------------------------------------------------------------
   14.     Type of Reporting Person (See Instructions) IN

           ____________________________________________________________________

           ____________________________________________________________________

           ____________________________________________________________________

           ____________________________________________________________________

           ____________________________________________________________________

           ____________________________________________________________________

Item 1.  Security and Issuer

         This statement relates to the ordinary shares of Formula Systems (1985) Ltd. (the "Issuer"). The principal offices of the Issuer are located at 3 Hagalim Boulavard, Hertzlia, 46725, Israel.

Item 2.  Identity and Background

         Item 2 is amended and restated as follows:

   (a-c) This statement is being filed by Iscal Holdings Ltd. ("Iscal"),
         Fauchtwanger Investments 1984 Ltd. ("FI"), Hail Holdings (1965) Ltd. ("Hail"), Keren Peled Investments Ltd. ("Keren Peled") and Jacob Hay (collectively, the "Reporting Persons").

         Iscal is an Israeli company. Its principal place of business is 6 Shoam Street, Petach Tikva, 49517, Israel. Iscal is a holding company that invests in high tech and other companies.

         FI is an Israeli company. Its principal place of business is 23 Haytzira Street, Petach Tikva, Israel. FI holds the shares of Iscal and additional real estate assets.

         Hail is an Israeli company. Its principal place of business is 157 Jaffa Street, Haifa, Israel. Hail holds the shares in FI and real estate assets.

         Keren Peled is an Israeli company. Its principal place of business is 9 Yekuel Street, Bat Yam, 59586 Israel. Keren Peled holds the shares of Hail and a real estate asset.

         Jacob Hay is an individual whose principal address is 9 Yekuel Street, Bat Yam, 59586 Israel. He is a shareholder of Keren Peled.

         Please see the attached Annex A for the names, business address, principal occupation (and names, principal businesses and address of place of additional employment) and citizenship of the executive officers and directors of the Reporting Persons that are corporations.

     (d) None of the Reporting Persons or any of their executive officers or directors listed on Annex A, has been during the last 5 years, convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

     (e) None of the Reporting Persons or any of their executive officers or directors listed on Annex A, have been during the last 5 years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Jacob Hay is a citizen of the State of Israel.

Item 3.  Source and amounts of funds or other consideration

         Item 3 is amended to and restated as follows:

         Iscal purchased from Messrs. Dan and Gad Goldstein 600,000 ordinary shares of the Issuer for an aggregate purchase price of $25,000,000 pursuant to an agreement (the "Original Agreement") between the parties described in Item 6 below. The funds for this purchase were provided to Iscal through a credit facility with Bank Leumi of Israel Ltd., dated as of August 30, 2001, pursuant to which Bank Leumi of Israel Ltd. loaned $24,500,000 (in Japanese Yen) to Iscal, at an interest rate of 0.5% per annum such loan to be paid in full on November 30, 2001. This loan has been extended to March 18th 2002. Pursuant to the Original Agreement, Iscal agreed to purchase an aggregate of 1,000,000 additional Ordinary Shares (the "Additional Shares") from Messrs. Dan and Gad Goldstein within 180 days of the Original Agreement in exchange for convertible notes to be issued by Iscal with an aggregate principal amount of $43,000,000.

         Iscal and Messrs. Dan and Gad Goldstein have entered into a binding memorandum of understanding dated as of February 20, 2002 (the "MOU"), which terminated the Original Agreement. Accordingly, Iscal's obligation to consummate the purchase of Additional Shares is cancelled and of no force or effect. In addition, the MOU provides that (i) the provisions of the Original Agreement relating to the voting of Ordinary Shares and the nomination of members of the Issuer's board of directors by Iscal will be null and void and of no further effect, as of January 31, 2002, (ii) 212,000 Ordinary Shares purchased by Iscal under the Original Agreement will be transferred to Dan Goldstein and (iii) 33,000 Ordinary Shares purchased by Iscal under the Original Agreement will be transferred to Gad Goldstein. The parties further agreed to enter into definitive agreements (the "Definitive Agreements") concerning the transactions contemplated by the MOU within 30 days of the date of the MOU, or on such later date to be agreed upon, in writing, among the parties. The Definitive Agreements will contain provisions including, but not limited to: rights of first refusal, co-sale rights with respect to the sale of Ordinary Shares by the parties, commitments by the parties with respect to minimum ownership levels of Ordinary Shares, and restrictions on specified terms of sales of Ordinary Shares to third parties in the event that such sales are consummated at less than a specified purchase price. The MOU is described further in Item 6 below.

         The aggregate purchase price paid by Iscal for the purchase of ordinary shares of the Issuer made in the open market reported from September 12, 2001 to September 30, 2001 was $2,142,366.56. $925,000 of the funds for such purchases was provided from Iscal's working capital. $1,217,366.56 of the funds for such purchases was provided to Iscal through a revolving credit line with Bank Hapoalim Ltd. (the "Bank Hapoalim Facility"). The loans provided under the Bank Hapoalim Facility accrue interest at the rate of 7.3% per annum and are due on demand. The Bank Hapoalim Facility terminates on December 31, 2002 and to date the outstanding credit is an on call loan. At the date of filing of this amendment, the Company is negotiating its credit facilities with Bank Hapolim.

         The aggregate purchase price paid by Iscal for the purchase of ordinary shares of the Issuer made in the open market reported from October 2, 2001 to October 24, 2001 (as reported in Item 5(c) hereof) was $843,913.65. The funds for such purchases were provided to Iscal through the Bank Hapoalim Facility. Iscal has repaid part of the funds received from Bank Hapolim for such purchases and the balance at the date of the filing of this amendment totals $ 1.12 million.

         Iscal purchased from Atari Hashron - Company for Development & Investments in Real Estate (1985) Ltd. ("Atari Hashron") 445,000 ordinary shares of the Issuer for an aggregate purchase price of NIS 36,700,000 ($8,575,969) pursuant to an agreement between the parties described in Item 6 below.(1) NIS 21,200,000 ($4,953,966) of the funds for this purchase was provided to Iscal pursuant to a loan agreement with Bank Leumi LeIsrael Ltd., dated as of October 28, 2001. Under the agreement, the loan accrues interest at a rate of 7.6% per annum and is payable on November 4, 2001. The loan is secured by 508,000 ordinary shares of the Issuer held by Iscal, and any dividends thereon. Of the said loan, an aggregate of NIS 17,800,000 ($4,159,504) was exchanged into a revolving credit line facility which accrues interest at a rate of 8.3% per annum. NIS 15,500,000 ($3,622,003) of the funds for this purchase was provided through a loan in the form of a debenture issued to Atari Hashron ("Atari Hashron Debenture") in the principal amount of NIS 15,500,000 ($3,622,003) due October 28, 2002 or, in the event a guarantee of Fauchtwanger Investments 1984 Ltd. is not secured, April 28, 2002. The Atari Hashron Debenture accrues

         -------------
         (1) All conversions from NIS to U.S. Dollars made herein were made at the interbank rate on October 30, 2001: NIS 1 for $0.23368.

         interest at a rate of 5% per annum and is secured by 187,943 ordinary shares of the Issuer owned by Iscal and held by a trustee. Under the terms of the agreement between Iscal and Atari Hashron, upon the occurrence of certain conditions the Atari Hashron Debenture may be exchanged for a convertible debenture which shall have the same terms as the Atari Hashron Debenture but which will be convertible into ordinary shares of Iscal at a conversion rate equal to NIS 58 ($13.5) for one ordinary share of Iscal.

Item 4.  Purpose of the transaction

         Item 4 is hereby amended and restated as follows:

     (a) Iscal originally purchased 600,000 Ordinary Shares of the Issuer, which constituted 6.43% of the outstanding share capital of the Issuer, and was originally obligated to purchase an additional 1,000,000 Ordinary Shares pursuant to the terms of the Original Agreement described in Item 3 above, as an investment and as part of its strategy to establish itself as a major shareholder of the Issuer and influence the management of the Issuer. Pursuant to the MOU described in Item 3 above, Iscal's obligation to purchase such additional 1,000,000 Ordinary Shares has been cancelled and Iscal has transferred an aggregate of 245,000 Ordinary Shares back to Dan Goldstein and Gad Goldstein. In December, 2001 and January, 2002, Iscal sold an aggregate of 28,631 Ordinary Shares in market transactions.

         Subject to the MOU, Iscal intends to purchase additional shares of the Issuer for the purpose of increasing control of the Issuer and to reach certain holdings that would put into effect a voting agreement with Messers Dan and Gad Goldstein, as agreed in the MOU and described in
         Item 3 above and Item 4 (d) below. Iscal may, from time to time, purchase or dispose of (and the other Reporting Persons may cause Iscal to purchase or dispose of) Ordinary Shares of the Issuer in the open market or in privately negotiated transactions, depending upon an evaluation of the operations, financial conditions and results of operations of the Issuer, and upon other developments, including but not limited to, general and business conditions and market conditions.

         (b) Not applicable.

         (c) Not applicable.

     (d) Pursuant to the MOU described in Item 3 above, the parties to the MOU are obligated to execute and deliver an agreement to provide that
         (1) if Iscal beneficially owns at least 2,300,000 Ordinary Shares of the Issuer on November 20, 2002, Iscal may for five (5) years designate, and the parties will vote for, persons to constitute fifty percent (50%) of the entire Board of Directors of the Issuer, and Dan and Gad Goldstein may designate, and the parties will vote for, persons to constitute fifty percent (50%) of the entire Board of Directors of the Issuer and (2) if, on November 20, 2002, Iscal beneficially owns less than 2,300,000 Ordinary Shares of the Issuer, and the lesser of
         (i) (X) at least 1,000,000 Ordinary Shares of the Issuer or (Y) a number of Ordinary Shares of the Issuer that exceeds forty percent (40%) of the Ordinary Shares then held by Dan and Gad Goldstein or (ii) at least the amount of Ordinary Shares then held by Dan and Gad Goldstein, then in either such case, Iscal may for fifteen (15) years designate, and the parties will vote for, one person to be a director of the Issuer.

   (e-j) Not applicable.

Item 5.  Interest in Securities of the Issuer

         Item 5 is hereby amended and restated as follows:

     (a) Iscal owns of record 999,784 ordinary shares of the Issuer which represents 9.7% of the outstanding share capital of the Issuer.

         FI holds 24.92% of the outstanding share capital of Iscal and has an option to purchase up to 50% of the outstanding share capital of Iscal. As a result, FI may be deemed to be the beneficial owner of the shares of the Issuer.

         Hail holds 35.9% of the outstanding share capital of FI. As a result, Hail may be deemed to be the beneficial owner of the shares of the Issuer.

         Keren Peled holds 67.17% of the outstanding share capital of Hail. As a result, Keren Peled may be deemed to be the beneficial owner of the shares of the Issuer.

         Jacob Hay holds 24.4% of the outstanding share capital of Keren Peled. As a result, Jacob Hay may be deemed to be the beneficial owner of the shares of the Issuer. Jacob Hay disclaims beneficial ownership of the ordinary shares of the Issuer beneficially owned by Iscal.

     (b) No change.

     (c) In a series of transactions made in the open market between December 11, 2001 and January 3, 2002, Iscal sold an aggregate of 28,631 shares of the Issuer, in the total amount of $498,985.

         Iscal made the following sales of ordinary shares of the Issuer in open market transactions effected through brokers on the date, in the amounts and for the prices per share indicated:

         -------------------------------------------------------------------
                                    NUMBER OF            PRICE PER SHARE
                DATE             ORDINARY SHARES             (U.S.$)*
         -------------------------------------------------------------------
             12/11/2001               1,000                   15.60
         -------------------------------------------------------------------
             12/24/2001               1,500                   17.80
         -------------------------------------------------------------------
             12/30/2001              11,131                   17.70
         -------------------------------------------------------------------
             12/31/2001               5,000                   17.35
         -------------------------------------------------------------------
               1/3/2002              10,000                   17.30
         -------------------------------------------------------------------
         * average price of transactions in that day.

   (d-e) No change.

Item 6. Contracts, arrangements, understandings or relationship with respect to securities of the Issuer

         Item 6 is amended and restated as follows:

         Iscal was a party to an agreement (the Original Agreement referenced in Item 3 above) with Messrs. Dan and Gad Goldstein dated August 29, 2001 pursuant to which Messrs. Dan and Gad Goldstein sold to Iscal 600,000 Ordinary Shares of the Issuer for an aggregate purchase price of $25,000,000. Under the agreement, within 180 days from the date of the agreement Iscal was to purchase an additional 1,000,000 shares of the Issuer upon the issuance of the Notes (the terms of which are described in Item 3 above) to Messrs. Dan and Gad Goldstein. Upon the issuance of the Notes, 1,600,000 Ordinary Shares of the Issuer owned by Iscal were to be held in trust as security for the Notes.

         Iscal and Messrs. Dan and Gad Goldstein have entered into a binding memorandum of understanding dated as of February 20, 2002 (the "MOU"), which terminates the Original Agreement. The MOU is described in Item 3 above. Accordingly, Iscal's obligation to consummate the purchase of Additional Shares is cancelled and of no force or effect. In addition, the MOU provides that (i) the provisions of the Original Agreement relating to the voting of Ordinary Shares and the nomination of members of the Issuer's board of directors by Iscal will be null and void and of no further effect, as of January 31, 2002, (ii) 212,000 Ordinary Shares purchased by Iscal under the Original Agreement will be transferred to Dan Goldstein and (iii) 33,000 Ordinary Shares purchased by Iscal under the Original Agreement will be transferred to Gad Goldstein. The parties further agreed to enter into definitive agreements concerning the transactions contemplated by the MOU within 30 days of the date of the MOU, or on such later date to be agreed upon, in writing, among the parties.

         Iscal is a party to an agreement with Atari Hashron dated October 25, 2001 pursuant to which Atari Hashron sold to Iscal 445,000 ordinary shares of the Issuer for an aggregate purchase price of NIS 36,700,000 ($8,575,969). Pursuant to the agreement, Iscal purchased 257,057 ordinary shares of the Issuer for cash consideration of NIS 21,200,000 ($4,953,966) and 187,943 ordinary shares of the Issuer for NIS 15,500,000 ($3,622,003) consideration in the form of the Atari Hashron Debenture (as described in Item 3). Under the agreement Iscal pledged 187,943 ordinary shares of the Issuer as security for the Atari Hashron Debenture. Subject to the terms of the agreement, Iscal shall exchange the Atari Hashron Debenture for a convertible debenture, described in
         Item 3 above.

         508,000 ordinary shares of the Issuer owned by Iscal have been pledged as security to Bank Leumi LeIsrael Ltd. under the loan agreement described in Item 3 above.

         FI is a shareholder of Iscal, holding 24.92% of the outstanding share capital of Iscal.

         Hail is a shareholder of FI, holding 35.9% of the outstanding share capital of FI.

         Keren Peled is a shareholder of Hail, holding 67.17% of the outstanding share capital of Hail.

         Jacob Hay is the controlling shareholder of Keren Peled, holding 24.4% of the outstanding share capital of Keren Peled.

Item 7.  Material to be filed as Exhibits

         1. Agreement among Iscal and Messrs. Dan and Gad Goldstein dated August 30, 2001 and a summary in English.*

         2. Agreement between Iscal and Bank Leumi of Israel Ltd. dated August 30, 2001 and a summary in English.*

         3. Joint Filing Agreement among the Reporting Persons, dated September 20, 2001.*

         4. Credit Line Agreement between Iscal and Bank Hapoalim Ltd., dated May 26, 1999 and a summary in English.**

         5. Agreement between Iscal and Atari Hashron, dated October 25, 2001 and a summary in English.***

         6. Agreement between Iscal and Bank Leumi LeIsrael Ltd., dated October 28, 2001 and a summary in English.***

         7. Power of Attorney of each of Shimon Lasser, Amnnon Kislev, Fauchtwanger Investments 1984 Ltd., Hail Holdings (1965) Ltd., Keren Peled Investments Ltd. and Jacob Hay in favor of Iscal Holdings Ltd.***

         8. Memorandum Of Understanding between Iscal and Messrs. Dan and Gad Goldstein dated February 20, 2002.

---------------
* Previously filed as an exhibit to the original filing of this Schedule 13D. ** Previously filed with Amendment No. 1 to this Schedule 13D.
*** Previously filed with Amendment No.2 to this Schedule 13D.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that that information set forth in this statement is true, complete and correct.

--------------------------------------------------------------------------------
Date

--------------------------------------------------------------------------------
Signature

Natan Fried, CEO Iscal Holdings Ltd.
--------------------------------------------------------------------------------
Name/Title

     The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power or attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

      ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE
                FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that that information set forth in this statement is true, complete and correct.

--------------------------------------------------------------------------------
Date

--------------------------------------------------------------------------------
Signature

Jacob Bachrach, CEO, Fauchtwanger Investments 1984 Ltd.
--------------------------------------------------------------------------------
Name/Title

     The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power or attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

      ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE
                FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that that information set forth in this statement is true, complete and correct.

--------------------------------------------------------------------------------
Date

--------------------------------------------------------------------------------
Signature

Avi Tetroshvili, CEO Hail Holdings (1965) Ltd.
--------------------------------------------------------------------------------
Name/Title

     The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power or attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

      ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE
                FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that that information set forth in this statement is true, complete and correct.

--------------------------------------------------------------------------------
Date

--------------------------------------------------------------------------------
Signature

Eli Miterani, CEO, Keren Peled Investments Ltd.
--------------------------------------------------------------------------------
Name/Title

     The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power or attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

      ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE
                FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that that information set forth in this statement is true, complete and correct.

--------------------------------------------------------------------------------
Date

--------------------------------------------------------------------------------
Signature

Jacob Hay
--------------------------------------------------------------------------------
Name/Title

     The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power or attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

      ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE
                FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)

                                     ANNEX A

(a) Names of executive officers and directors of the Reporting Person;

(b) Business addresses of executive officers and directors of the Reporting Person;

(c) Principal occupation and name, principal business and address of places additional employment of executive officers and directors of the Reporting Person; and

(f) Citizenship of the officers and directors of the Reporting Person as follows:

                               ISCAL HOLDINGS LTD.

    1.  (a) Arie Givoni
        (b) 6 Shoham St, Petach-Tikva 49517, Israel
        (d) Director, Iscal Holdings Ltd.
        (f) Israel

    2.  (a) Benjamin Dekel
        (b) 6 Shoham St, Petach-Tikva 49517, Israel
        (c) External Director, Iscal Holdings Ltd.
        (f) Israel

    3.  (a) Sara Cohen
        (b) 6 Shoham St, Petach-Tikva 49517, Israel
        (c) External Director, Iscal Holdings Ltd.
        (f) Israel

    4.  (a) Shaul Derbi
        (b) 6 Shoham St, Petach-Tikva 49517, Israel
        (c) Director, Iscal Holdings Ltd.
        (f) Israel

    5.  (a) Natan Fried
        (b) 6 Shoham St, Petach-Tikva 49517, Israel
        (c) Chief Executive Officer, Iscal Holdings Ltd.
        (f) Israel

                        FAUCHTWANGER INVESTMENTS 1984 LTD

    1.  (a) Yosi Baron
        (b) 23, Hayitzra St., Petch Tikva, Israel
        (c) External Director, Fauchtwanger Investments 1984 Ltd.
        (f) Israel

    2.  (a) Noa Lipkin
        (b) 23, Hayitzra St., Petch Tikva, Israel
        (c) Director, Fauchtwanger Investments 1984 Ltd.
        (f) Israel

    3.  (a) Daniel Itzhaki
        (b) 23, Hayitzra St., Petch Tikva, Israel
        (c) Director, Fauchtwanger Investments 1984 Ltd.
        (f) Israel

    4.  (a) Yakov Weininger
        (b) 23, Hayitzra St., Petch Tikva, Israel
        (c) Chairman of the Board of Directors, Fauchtwanger Investments 1984
            Ltd.
        (f) Israel

    5.  (a) Aharon Bardov
        (b) 23, Hayitzra St., Petch Tikva, Israel
        (c) Director, Fauchtwanger Investments 1984 Ltd.
        (f) Israel

    6.  (a) Jack Asherov
        (b) 23, Hayitzra St., Petch Tikva, Israel
        (c) Director, Fauchtwanger Investments 1984 Ltd.
        (f) Israel

    7.  (a) Jacob Bacharach
        (b) 23, Hayitzra St., Petch Tikva, Israel
        (c) Chief executive officer, Fauchtwanger Investments 1984 Ltd.
        (f) Israel

    8.  (a) Avi Regev
        (b) 23, Hayitzra St., Petch Tikva, Israel
        (c) Chief financial officer, Fauchtwanger Investments 1984 Ltd.
        (f) Israel

    9.  (a) Gil Levi
        (b) 23, Hayitzra St., Petch Tikva, Israel
        (c) Secretary, Fauchtwanger Investments 1984 Ltd.
        (f) Israel

   10.  (a) Noah Kinarti
        (b) 23 Hayitzra St., Petch Tikva, Israel
        (c) External Director, Fauchtwanger Investments 1984 Ltd.
        (f) Israel

                            HAIL HOLDINGS (1965) LTD.

    1.  (a) Irit Migdalik
        (b) 157 Jaffa St., Haifa, Israel
        (c) External Director, Hail Holdings (1965) Ltd.
        (f) Israel

    2.  (a) Hanoch Milo
        (b) 157 Jaffa St., Haifa, Israel
        (c) External Director, Hail Holdings (1965) Ltd.
        (f) Israel

    3.  (a) Dan Halprin
        (b) 157 Jaffa St. Haifa, Israel
        (c) Chairman of the Board of Directors, Hail Holdings (1965) Ltd.
        (f) Israel

    4.  (a) Avi Teroshvili
        (b) 157 Jaffa St. Haifa, Israel
        (c) Chief executive officer and Director, Hail Holdings (1965) Ltd.
        (f) Israel

    5.  (a) Eli Miterani
        (b) 157 Jaffa St. Haifa, Israel
        (c) Director, Hail Holdings (1965) Ltd.
        (f) Israel

    6.  (a) Dov Weissglass
        (b) 157 Jaffa St. Haifa, Israel
        (c) Director, Hail Holdings (1965) Ltd.
        (f) Israel

    7.  (a) Yael Landsberger
        (b) 157 Jaffa St. Haifa, Israel
        (c) Controller and assistant general Marketing Manager, Hail Holdings
            (1965) Ltd.
        (f) Israel

    8.  (a) Arye Hadad
        (b) 157 Jaffa St. Haifa, Israel
        (c) Vice president assets Manager, Hail Holdings (1965) Ltd.
        (f) Israel

    9.  (a) Moshe Biran
        (b) 157 Jaffa St. Haifa, Israel
        (c) Vice president General operation & engineering Manager, Hail Holdings (1965) Ltd.
        (f) Israel

    10. (a) Igal Hay
        (b) 157 Jaffa St. Haifa, Israel
        (c) Deputy Chief Executive Officer, Secretary, Hail Holdings (1965) Ltd.
        (f) Israel

                          KEREN PELED INVESTMENTS LTD.

    1.  (a) Yoram Shetrit
        (b) 9 Yekuel St., Bat Yam, 59586 Israel
        (c) External Director, Keren Peled Investments Ltd.
        (f) Israel

    2.  (a) Eli Miterani
        (b) 9 Yekuel St., Bat Yam, 59586 Israel
        (c) Chief executive officer and Director, Keren Peled Investments Ltd.
        (f) Israel

    3.  (a) Oshara Alon
        (b) 9 Yekuel St., Bat Yam, 59586 Israel
        (c) Director, Keren Peled Investments Ltd.
        (f) Israel

    4.  (a) Dov Weissglass
        (b) 9 Yekuel St., Bat Yam, 59586 Israel
        (c) Director, Keren Peled Investments Ltd.
        (f) Israel

    5.  (a) Dan Halperin
        (b) 9 Yekuel St., Bat Yam, 59586 Israel
        (c) Director, Keren Peled Investments Ltd.
        (f) Israel

    6.  (a) Sarit Dalal
        (b) 9 Yekuel St., Bat Yam, 59586 Israel
        (c) External Director, Keren Peled Investments Ltd.
        (f) Israel